U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Commission File Number: 001-36885

TANTECH HOLDINGS LTD.

Tantech Holdings Ltd.

No. 10 Chen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323600

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

The Registrant’s wholly owned subsidiary Zhejiang Tantech Bamboo Technology Co., Ltd. (“Tantech Bamboo”) signed an agreement on May 22, 2018 with other co-guarantors to jointly and severally guarantee the share repurchase obligation of Zhejiang Forasen Group Co., Ltd., a related party, in favor of an unrelated third party. Such third party filed a complaint to claim a payment of RMB 29.50 million against Zhejiang Forasen Group Co., Ltd., together with the guarantors on January 9, 2019. On March 31, 2019, Binjiang People’s Court in Hangzhou, granted the plaintiff’s application for a protective freeze on three bank accounts of Tantech Bamboo and certain bank accounts and/or shares of the other four defendants. The Registrant believes that Tantech Bamboo’s other bank accounts are unlikely to be frozen by the court, as the court order freezes only the specified accounts. In the event an application is made and approved to freeze other accounts, the Registrant will disclose such event. Tantech Bamboo has sufficient capital in its unfrozen accounts to conduct business in the ordinary course.

On April 18, 2019, Tantech Bamboo and three co-guarantors submitted an application to the court to unfreeze the frozen bank accounts and shares. The Registrant does not believe that Tantech Bamboo’s normal operation will be affected by this litigation. Tantech Bamboo intends to vigorously contest the lawsuit. As the lawsuit is at an early stage, it is not reasonably possible to predict the results of the litigation.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TANTECH HOLDINGS LTD.

By:	/s/ Zhengyu Wang
Name: Zhengyu Wang
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer

Dated: April 23, 2019